MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

Magna and Basic Element announce strategic investment

AURORA, Ontario and MOSCOW, Russia, May 10, 2007 - Magna International
Inc. (TSX: MG.A, MG.B; NYSE: MGA) and Basic Element today announced a major strategic investment in Magna by Russian Machines, a wholly owned subsidiary of Basic Element. This investment will accelerate Magna's strategic efforts to capitalize on the growth opportunities within the Russian and other automotive markets, and align the interests of Russian Machines and the Stronach Trust, Magna's controlling shareholder, with respect to Magna. Basic Element is one of the largest, privately held industrial conglomerates in Russia, and is beneficially held by Oleg Deripaska. Russian Machines holds an interest in Gaz Group which is Russia's second-largest automotive company. This strategic investment is expected to expand Magna's growth potential and create value for shareholders.

The Russian automotive market is among the fastest growing in the world.
A number of the world's leading automakers are expanding in Russia, where the local automotive supply base is still under development. The local automakers in Russia, which hold significant shares of their home market, operate vertically integrated manufacturing operations, an approach they are eager to streamline. Rising income per capita and a low level of car ownership per capita also make Russia an attractive market for Magna. More than 2 million cars were sold in Russia in 2006, a 20 percent increase compared to the previous year.

Frank Stronach, Magna's Chairman commented: "This proposed alliance with
Basic Element and its respected founder and Chairman, Oleg Deripaska, is an exciting opportunity for Magna. Our partnership will accelerate Magna's growth in Russia and surrounding countries, markets that we see as holding significant opportunities for us. In addition, the culture, business philosophies and operating principles that have been the cornerstone of Magna's success for more than 50 years, including employee profit sharing reflected in our Corporate Constitution and the Employee Charter principles, will be preserved and will continue to be our strength going forward."

"We are always pursuing ways to advance our leading position within the Russian automotive sector," said Oleg Deripaska, Chairman of the Supervisory Board of Basic Element and Chairman of the Board of Directors of Russian Machines. "Our partnership with Magna gives us unique competitive advantages and significant growth potential within domestic and neighbouring markets. I have always admired Magna's technological strengths, its know-how and the talent and professionalism of its people. We have already had excellent cooperation in our projects in Russia, and also believe that Magna, as a truly global company, will help us achieve our international goals."

Proposed Transaction
--------------------

    Under the terms of the transaction agreement entered into by Magna, the Stronach Trust and Russian Machines, Russian Machines would invest approximately US$1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. A new Canadian holding company ("Newco"), would hold the respective holdings in Magna of the Stronach Trust, Russian Machines, and certain principals who are also members of Magna's executive management. Magna would continue to be a Canadian-based company whose shares are listed on the Toronto and New York Stock Exchanges.

Subject to acceptance and approval by the Toronto Stock Exchange, the 20 million Class A Subordinate Voting Shares of Magna would be issued for US76.83 per share, representing the volume-weighted average closing price of Magna's Class A Subordinate Voting Shares on the New York Stock Exchange over the 20 trading days ended April 20, 2007, the last trading day prior to the receipt of the proposal letter from Russian Machines.

Following completion of the transaction, each of the Stronach Trust and Russian Machines will be entitled to nominate six Board members including at least four independent directors. Magna's Co-CEO's will also be nominated to serve as directors on the 14 member Board.

In addition, under the terms of the proposed transaction:


    - Subject to the approval of a "majority of the minority" of the holders of Class B Shares, Magna would repurchase all Class B shares not held by the Stronach Trust for cash consideration of Cdn$114.00, representing a premium of approximately 30% over the volume-weighted average closing price of Magna's Class A Subordinate Voting Shares on the Toronto Stock Exchange over the 20 trading days ended April 20, 2007. The effective cost to Magna of the repurchase is approximately Cdn$24.8 million. Concurrent with the repurchase of such Class B shares of Magna, the voting power of each remaining Class B share would be reduced to 300 votes per share, in order to maintain approximately the same level of control of Magna that is currently exercised by Frank Stronach and the Stronach Trust,

    - Russian Machines would commit to use commercially reasonable efforts to assist and support Magna in identifying, developing and implementing opportunities in the Russian and other automotive markets, and

    - Russian Machines would invest a net amount of $150 million for a 50% interest in a European company that provides the consulting services of Mr. Stronach in relation to Magna's business outside Canada and Austria. As a result of this investment, Russian Machines would be entitled to a 50% share of consulting fees paid by Magna and its affiliates to Stronach & Co. and its affiliates under the existing arrangements.

The transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to court, regulatory and shareholder approvals, including "majority of the minority" approval of the holders of the Class A Subordinate Voting Shares, voting as a separate class. Completion of the proposed transaction is also subject to finalizing definitive documentation, including a shareholders' agreement in respect of Newco, and customary closing conditions.

The transaction agreement was approved by the Magna board of directors after receiving the unanimous recommendation of a Special Committee of independent directors of Magna comprised of Messrs. Michael D. Harris, who acted as Chairman, Klaus Mangold, Donald Resnick, Franz Vranitzky, and Lawrence D. Worrall. The Special Committee retained Fasken Martineau to act as its independent legal advisor and CIBC World Markets to act as its independent financial advisor.

Details of the proposed transaction will be set out in the proxy solicitation materials that will be mailed to shareholders of Magna in due course in connection with a special meeting of shareholders to be called to consider the transaction. It is anticipated that the special meeting of shareholders would be held in the third quarter of 2007.

Substantial Issuer Bid
----------------------

Conditional upon the completion of the transaction and subject to regulatory approval, Magna intends to conduct a substantial issuer bid to repurchase up to 20 million outstanding Class A Subordinate Voting Shares. Additional information concerning this potential substantial issuer bid is provided later in this Joint Press Release.

About Magna
-----------

Magna is the most diversified automotive supplier in the world. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Magna's capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

Magna has approximately 83,000 employees in 235 manufacturing operations and 62 product development and engineering centres in 23 countries.

About Basic Element
-------------------

Basic Element is a diversified holding company founded in 1997 (known as Sibirsky Aluminium until 2001) with assets in Russia and abroad. Basic Element's core assets are in 6 sectors - Energy, Machinery, Resources, Financial Services, Construction and Development. The consolidated revenues of the Group's enterprises in 2006 amounted to over $18 billion. The Group employs 240,000 people. Enterprises of the Basic Element Group are located in Russia and in countries of the CIS, Europe, Africa, Latin America, as well as in Australia.

About Russian Machines
----------------------

Russian Machines is a diversified holding company in the machinery building industry with origins and strength in Russia that is rapidly becoming a truly global player. Russian Machines represents the Machinery Sector of the diversified holding company Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor, and train car manufacturer Abakanvagonmash. The 2006 estimated consolidated revenues of Russian Machines were approximately US$5 billion. Russian Machines' subsidiaries currently employ approximately 130,000 people and have a unique role in helping to raise the profile of Russia's machinery-building industry and fostering its integration into the global marketplace. GAZ Group is Russia's second-largest automotive company with significant operations, including the manufacturing of vans, trucks, buses, construction equipment and cars and is the fourth largest buses and seventh-largest light commercial vehicle manufacturer worldwide.

    -------------------------------------------------------------------------
    Magna will hold a conference call for interested analysts and shareholders to discuss the proposed transaction this morning at 8:30 a.m. EDT. The conference call will be co-chaired by Don Walker and Siegfried Wolf, Magna's co-Chief Executive Officers. The number to use for this call is 1-888-565-3922. The number for overseas callers is 1-706-679-9940. Please call in 10 minutes prior to the call. Magna will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on Magna's website prior to the call. Both the webcast and the slide presentation can be found in the Investors section of Magna's website under Calendar of Events & Presentations.

    For further information, please contact Louis Tonelli, Magna's Vice-President, Investor Relations at 905-726 7035.

    For teleconferencing questions, please call 905-726 7103.
    -------------------------------------------------------------------------

ABOUT ANY TENDER OFFER FOR CLASS A SUBORDINATE VOTING SHARES
------------------------------------------------------------

If Magna proceeds with the substantial issuer bid (referred to as an issuer tender offer in the United States), shareholders are strongly encouraged to carefully read all offer documents if and when these become available because they would contain important information about the offer. The Magna Board of Directors has not yet approved any tender offer. This Press Release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares of Magna's Class A Subordinate Voting Shares. Solicitation of offers to purchase Magna's Class A Subordinate Voting Shares would only be made pursuant to offer documents that Magna would distribute to its shareholders after filing such offer documents with the applicable securities regulatory authorities.

Any tender offer documents required to be filed in the United States, including Schedule TO and related exhibits, along with all other documents that Magna would be required to file with the Securities and Exchange Commission, would be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling J. Brian Colburn, Magna's Executive Vice-President and Secretary, at 905-726-2462. In addition, such documents would be delivered without charge to all holders of Class A Subordinate Voting Shares.

MAGNA'S FORWARD-LOOKING STATEMENTS
----------------------------------

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Magna uses words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, execution of definitive agreements, regulatory, court and shareholder approvals and satisfaction of closing conditions, as well as the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal of Magna's customers of any material contracts; Magna's ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; Magna's ability to offset price concessions demanded by its customers; Magna's dependence on outsourcing by its customers; Magna's ability to compete with suppliers with operations in low cost countries; changes in Magna's mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as its ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of Magna's suppliers and customers; the inability of Magna's customers to meet their financial obligations to it; Magna's ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of Magna's insurance coverage; expenses related to the restructuring and rationalization of some of its operations; impairment charges; Magna's ability to successfully identify, complete and integrate acquisitions, potentially including a transaction involving the Chrysler Group; risks associated with new program launches; legal claims against Magna; risks of conducting business in foreign countries; unionization activities at Magna's facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving Magna's controlling shareholder, the Stronach Trust; and other factors set out in Magna's Annual Information Form filed with securities commissions in Canada and its annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, Magna does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: For Magna: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer, (905) 726-7100; For Basic Element and Russian Machines: Joele Frank, Eric Brielmann, Joele Frank, Wilkinson Brimmer Katcher, (212) 355-4449, ebrielmann@joelefrank.com; Ian Blair, Hill & Knowlton Canada, (416) 454-6262, Ian.blair@hillandknowlton.ca; Basic Element Press Office, Tel.: +7 - 495 - 720 50 28